SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE TO
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
_______________

REFCO PUBLIC COMMODITY POOL, L.P.
(Name of Subject Company (Issuer))
RCP TenderCo LLC
CONTRARIAN FUNDS, L.L.C.
CONTRARIAN CAPITAL MANAGEMENT, L.L.C.
JON R. BAUER
(Names of Filing Persons (Offeror))
_______________

CLASS 1 UNITS (INCLUDING CLASS 1-O) AND CLASS 2 UNITS OF LIMITED PARTNERSHIP
(Title of Class of Securities)
_______________

None or unknown
(CUSIP Number of Class of Securities)
_______________

Jon R. Bauer RCP TenderCo LLC c/o Contrarian Funds, L.L.C. 411 West Putnam Avenue, Suite 425 Greenwich, CT 06830 (203) 862-8200	Copy To: Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, NY 10036 (212) 715-9280

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Filing Persons)
_______________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,200,000	$513.36

*
For purposes of calculating the filing fee only. This amount is based on the number of outstanding Units reported in the Subject Company’s Form 10-Q filed with the Commission on December 1, 2005 for the quarter ended September 30, 2005.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000713.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $513.36	Filing Party: RCP TenderCo LLC Contrarian Funds, L.L.C. Contrarian Capital Management, L.L.C. Jon R. Bauer
Form or Registration No.: Schedule TO	Date Filed: June 21, 2010

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by RCP TenderCo LLC (“Purchaser”) with the Securities and Exchange Commission on June 21, 2010, (the “Original Schedule TO”). The Original Schedule TO, as amended by this Amendment, relates to the offer by Purchaser to purchase for cash all outstanding Class 1 units (including Class 1-O units) and Class 2 units (together, the “Units”), of Refco Public Commodity Pool, L.P., a Delaware limited partnership (the “Partnership”), at a purchase price of $120.00 per Unit, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated June 21, 2010 (as hereby amended, the “Amended Offer to Purchase”), and the related Agreement to Transfer and Letter of Transmittal (the “Letter of Transmittal”). The Amended Offer to Purchase and Letter of Transmittal, as each may be amended or supplemented from time to time, together constitute the “Offer”.

The Amended Offer to Purchase is attached to this Amendment as Exhibit (a)(1)(A).

Except as set forth below, the terms of the Offer and the information contained in the Offer to Purchase remain in effect. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in this Amendment, the Schedule TO or the Amended Offer to Purchase. This Amendment should be read together with the Schedule TO, the Amended Offer to Purchase and the related Letter of Transmittal. The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The information set forth in the Amended Offer to Purchase, including all schedules thereto, is hereby expressely incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Amendment. Attention is directed to the following sections of the Offer to Purchase, which have been amended.

●	The Summary Term Sheet, including a new bullet point entitled “Factors You Should Consider in Deciding Whether to Tender Your Units”.

●	Glossary of Defined Terms, including definitions of “JOLs”, “Offer to Purchase” and “Refco.”

●	Introduction.

●	Section 8 - Certain Information Concerning the Partnership.

●	Section 10 - Source and Amount of Funds.

●	Section 11 - Background of the Offer; Past Contacts or Negotiations with the Partnership.

●	Section 14 - Conditions of the Offer.

●	Section 17 - Miscellaneous.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Amended Offer to Purchase, dated July 2, 2010.
(a)(1)(B)	Form of Agreement to Transfer and Letter of Transmittal.
(a)(1)(C)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees.
(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010.
(b) – (h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2010

RCP TENDERCO LLC

CONTRARIAN FUNDS, L.L.C.

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
Name: Jon R. Bauer
Title: Managing Member of Contrarian Capital Management, L.L.C. (the manager of Contrarian Funds, L.L.C., the sole member and manager of RCP TenderCo LLC)

By	/s/ Jon R. Bauer
Jon R. Bauer

INDEX TO EXHIBITS

Exhibit Number	Exhibit
(a)(1)(A)	Amended Offer to Purchase, dated July 2, 2010
(a)(1)(B)	Agreement to Transfer and Letter of Transmittal**
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees**
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Nominees**
(a)(2)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9**
(a)(5)(A)	Form of Summary Advertisement, as published in Investor’s Business Daily on June 21, 2010**
(b) – (h)	Not applicable

**  Previously filed as Exhibits to Purchaser’s Schedule TO on June 21, 2010